File No. 82-5215

㊅ 松井証券

ネットストック

February 5, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated and Non-consolidated Highlights under Japanese GAAP for the Nine Months Ended December 31, 2001 (dated January 30, 2002)
2. Press Release dated January 30, 2002 (Notice of New Strategic Alliance for the System Development)

If you have any further questions or requests for additional information please do not hesitate to contact Hiroyoshi AOYAMA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or h-aoyama@matsui.co.jp(E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Managing Director

File No. 82-5215

Matsui Press Release

January 30, 2002

Consolidated Financial Highlights under Japanese GAAP for the Nine Months Ended December 31, 2001

Matsui Securities Co., Ltd.
Michio Matsui, President, Chief Executive Officer and Representative Director

Consolidated Operating Results for the Nine Months Ended December 31, 2001

Amounts presented are rounded to the nearest million yen.

Summary of Operating Results

(Millions of Yen)

	Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Operating revenues	9,280	5,669	163.7%	8,081
Commissions	7,480	4,780	156.5%	6,677
Net gain on trading	23	49	47.7%	75
Interest and dividend income	1,776	840	211.4%	1,330
Interest expenses	915	380	240.9%	640
Net operating revenue	8,365	5,289	158.1%	7,441
Selling, general and administrative expenses	4,639	3,136	148.0%	4,419
Operating income	3,726	2,154	173.0%	3,022
Non-operating income	25	18	140.3%	22
Non-operating expenses	464	0	–	43
Ordinary income	3,286	2,171	151.4%	3,001
Special profits	23	526	4.3%	536
Special losses	346	483	71.7%	573
Income before income taxes	2,963	2,214	133.8%	2,963
Income taxes-Current	1,490	1,284	116.0%	1,575
Income taxes-Deferred	(56)	(237)	23.6%	(160)
Net income	1,529	1,168	130.9%	1,549

Notes: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the prior periods has been rearranged to conform to that for the current period.

An Outlook for the Operating Results for the Nine Months Ended December 31, 2001

(Translation omitted.)

Consolidated Statement of Income

(Millions of Yen)

	Nine months Ended December 31, 2001
Operating revenues	9,280
Commissions	7,480
Brokerage commissions	7,015
Subscription and distribution commissions	146
Others	319
Net gain on trading	23
Interest and dividend income	1,776
Interest expenses	915
Net operating revenue	8,365
Selling, general and administrative expenses	4,639
Transaction related expenses	1,419
Employees' compensation and benefits	1,406
Occupancy and rental	586
Data processing and office supplies	666
Depreciation	458
Duties and taxes other than income taxes	25
Others	79
Operating income	3,726
Non-operating income	25
Non-operating expenses	464
Ordinary income	3,286
Special profits	23
Special losses	346
Income before income taxes	2,963
Income taxes-Current	1,490
Income taxes-Deferred	(56)
Net income	1,529

(Millions of Yen)

	Nine months Ended December 31, 2000	Year ended March 31, 2001
Operating revenues	5,669	8,081
Commissions	4,780	6,677
Brokerage commissions	4,595	6,437
Subscription and distribution commissions	4	5
Others	181	235
Interest and dividend income	840	1,330
Net gain on trading	49	75
Operating Expenses	3,516	5,059
Selling, general and administrative expenses	3,136	4,419
Transaction related expenses	999	1,368
Employees' compensation and benefits	1,065	1,511
Occupancy and rental	350	541
Data processing and office supplies	367	503
Depreciation	249	372
Duties and taxes other than income taxes	25	30
Others	81	95
Interest expenses	380	640
Operating income	2,154	3,022
Non-operating income	18	22
Non-operating expenses	0	43
Ordinary income	2,171	3,001
Special profits	526	536
Special losses	483	573
Income before income taxes	2,214	2,963
Income taxes-Current	1,284	1,575
Income taxes-Deferred	(237)	(160)
Net income	1,168	1,549

Consolidated Quarterly Results of Operations

(Millions of Yen)

	First quarter ended June 30, 2001 (A)	Second quarter ended September 30, 2001 (B)	Third quarter ended December 31, 2001 (C)	Nine Months ended December 31, 2001 (A) + (B) + (C)
Operating revenues	2,918	3,175	3,186	9,280
Commissions	2,427	2,448	2,606	7,480
Net gain on trading	12	6	5	23
Interest and dividend income	480	722	575	1,776
Interest expenses	191	412	312	915
Net operating revenue	2,728	2,763	2,874	8,365
Selling, general and administrative expenses	1,503	1,524	1,612	4,639
Transaction related expenses	487	485	447	1,419
Employees' compensation and benefits	477	433	496	1,406
Occupancy and rental	194	202	190	586
Data processing and office supplies	173	184	310	666
Depreciation	138	184	135	458
Duties and taxes other than income taxes	11	11	3	25
Others	23	25	31	79
Operating income	1,224	1,239	1,263	3,726
Non-operating income and expenses	9	(448)	(0)	(439)
Ordinary income	1,233	791	1,262	3,286
Special profits and losses	(76)	(169)	(79)	(323)
Income before income taxes	1,157	622	1,183	2,963
Income taxes-Current	537	402	551	1,490
Income taxes-Deferred	20	(92)	16	(56)
Net income	601	312	617	1,529

Notes: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the first quarter ended June 30, 2001 has been rearranged to conform to that for the current period.

Matsui Press Release

January 30, 2002

Non-Consolidated Financial Highlights under Japanese GAAP for the Nine Months Ended December 31, 2001

Matsui Securities Co., Ltd.
Michio Matsui, President, Chief Executive Officer and Representative Director

Non-Consolidated Operating Results for the Nine Months Ended December 31, 2001

Amounts presented are rounded to the nearest million yen.

Summary of Operating Results

(Millions of Yen)

	Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Operating revenue	9,280	5,669	163.7%	8,081
Commissions	7,480	4,780	156.5%	6,677
Net gain on trading	23	49	47.7%	75
Interest and dividend income	1,776	840	211.5%	1,329
Interest expenses	915	380	240.9%	640
Net operating revenue	8,365	5,289	158.2%	7,441
Selling, general and Administrative expenses	4,650	3,141	148.0%	4,423
Operating income	3,715	2,148	172.9%	3,017
Non-operating revenue	20	12	163.0%	15
Non-operating expenses	464	0	–	43
Ordinary income	3,271	2,160	151.4%	2,989
Special profits	23	526	4.3%	536
Special losses	346	483	71.7%	573
Income before income taxes	2,948	2,204	133.8%	2,952
Income taxes-Current	1,484	1,280	115.9%	1,570
Income taxes-Deferred	(56)	(237)	23.6%	(160)
Net income	1,520	1,161	130.9%	1,543

Notes: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the prior periods has been rearranged to conform to that for the current period.

Non-Consolidated Statement of income

(Millions of Yen)

	Nine months Ended December 31, 2001
Operating revenues	9,280
Commissions	7,480
Brokerage Commissions	7,015
Subscription and distribution commissions	146
Others	319
Net gain on trading	23
Interest and dividend income	1,776
Interest expenses	915
Net operating revenue	8,365
Selling, general and administrative expenses	4,650
Transaction related expenses	1,418
Employees' compensation and benefits	1,403
Occupancy and rental	613
Data processing and office supplies	666
Depreciation	451
Duties and taxes other than income taxes	19
Others	79
Operating income	3,715
Non-operating income	20
Non-operating expenses	464
Ordinary income	3,271
Special profits	23
Special losses	346
Income before income taxes	2,948
Income taxes-Current	1,484
Income taxes-Deferred	(56)
Net income	1,520

(Millions of Yen)

	Nine months Ended December 31, 2000	Year ended March 31, 2001
Operating revenues	5,669	8,081
Commissions	4,780	6,677
Brokerage Commissions	4,595	6,437
Subscription and distribution commissions	4	5
Others	181	235
Interest and dividend income	840	1,329
Net gain on trading	49	75
Operating expenses	3,521	5,064
Selling, general and administrative expenses	3,141	4,423
Transaction related expenses	999	1,366
Employees' compensation and benefits	1,063	1,506
Occupancy and rental	372	571
Data processing and office supplies	367	503
Depreciation	240	360
Duties and taxes other than income taxes	19	23
Others	81	94
Interest expenses	380	640
Operating income	2,148	3,017
Non-operating income	12	15
Non-operating expenses	0	43
Ordinary income	2,160	2,989
Special profits	526	536
Special losses	483	573
Income before income taxes	2,204	2,952
Income taxes-Current	1,280	1,570
Income taxes-Deferred	(237)	(160)
Net income	1,161	1,543

Non-Consolidated Quarterly Results of Operations

(Millions of Yen)

	First quarter ended June 30, 2001 (A)	Second quarter ended September 30, 2001 (B)	Third quarter ended December 31, 2001 (C)	Nine Months ended December 31, 2001 (A) + (B) + (C)
Operating revenues	2,918	3,175	3,186	9,280
Commissions	2,427	2,448	2,606	7,480
Net gain on trading	12	6	5	23
Interest and dividend income	480	722	575	1,776
Interest expenses	191	412	312	915
Net operating revenue	2,728	2,763	2,874	8,365
Selling, general and administrative expenses	1,505	1,529	1,615	4,650
Transaction related expenses	487	485	447	1,418
Employees' compensation and benefits	476	432	494	1,403
Occupancy and rental	203	211	199	613
Data processing and office supplies	173	184	310	666
Depreciation	136	182	133	451
Duties and taxes other than income taxes	8	10	2	19
Others	23	25	31	79
Operating income	1,222	1,234	1,259	3,715
Non-operating income and expenses	7	(449)	(2)	(444)
Ordinary income	1,230	785	1,257	3,271
Special profits and losses	(76)	(169)	(79)	(323)
Income before income taxes	1,154	616	1,178	2,948
Income taxes-Current	536	400	549	1,484
Income taxes-Deferred	20	(92)	16	(56)
Net income	598	308	613	1,520

Notes: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the first quarter ended June 30, 2001 has been rearranged to conform to that for the current period.

Supplementary Information for Non-Consolidated Financial Highlights

1. Commission Revenues

(1) Commission Revenues by Item

(Millions of Yen)

	Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Brokerage	7,015	4,595	152.7%	6,437
(Stocks)	6,980	4,593	152.0%	6,434
(Bonds)	1	1	59.1%	1
(Beneficiary certificates)	35	1	2,992.0%	2
Subscription and distribution	146	4	3,412.2%	5
Others	319	181	176.5%	235
Total	7,480	4,780	156.5%	6,677

(2) Commission Revenues by Product

(Millions of Yen)

	Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Stocks	7,224	4,661	155.0%	6,533
Bonds	1	6	25.1%	7
Beneficiary certificates	52	51	102.5%	61
Others	203	62	326.1%	76
Total	7,480	4,780	156.5%	6,677

2. Net gain on trading

(Millions of Yen)

	Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Stocks	24	39	62.1%	65
Bonds and others	(1)	10	–	9
Bonds	(1)	2	–	1
Others	–	8	–	8
Total	23	49	47.7%	75

3. Stock Trading

(Millions of shares, Millions of Yen)

	Nine months ended December 31, 2001 (A)		Nine months ended December 31, 2000 (B)		Comparison (A) / (B)		Year ended March 31, 2001	
	Number of Shares	Value	Number of Shares	Value	Number of Shares	Value	Number of Shares	Value
Total	9,261	4,051,252	4,087	2,295,830	226.6%	176.5%	6,156	3,333,266
(Proprietary trading)	30	27,393	56	59,220	52.6%	46.3%	68	71,194
(Brokerage)	9,232	4,023,859	4,030	2,236,610	229.0%	179.9%	6,089	3,262,072
Brokerage / Total	99.7%	99.3%	98.6%	97.4%			98.9%	97.9%
Brokerage commissions per share	0.71 Yen		1.06 Yen				0.98 Yen	

4. Subscription and Distribution

(Millions of shares, Millions of Yen)

		Nine months ended December 31, 2001 (A)	Nine months ended December 31, 2000 (B)	Comparison (A) / (B)	Year ended March 31, 2001
Stocks	(Number of shares)	3	0	—	0
	(Value)	4,256	34	12,528.8%	35
Bonds	(Face value)	160	1,450	11.0%	1,530
Beneficiary certificates	(Face value)	3,511	8,968	39.1%	10,772
Commercial paper and others	(Face value)	—	—	—	—

5. Capital Adequacy Ratio

(Millions of Yen)

			As of the end of December 31, 2001	As of the end of December 31, 2000	As of the end of March 31, 2001
Tier I Capital		(A)	30,666	10,812	9,248
Tier II Capital	Net unrealized gain on investment		122	36	23
	Statutory reserves		418	108	232
	Allowance for doubtful accounts		34	66	55
	Subordinated debts		500	—	500
	Total	(B)	1,074	210	810
Assets to be deducted from equity capital		(C)	4,043	4,213	3,671
Equity capital after deduction (A) + (B) − (C)		(D)	27,696	6,809	6,387
Risk	Market risk		90	13	10
	Counterparty risk		1,296	1,048	1,183
	Basic risk		1,267	869	954
	Total	(E)	2,653	1,930	2,147
Capital adequacy ratio (%)		(D) / (E)	1,043.8%	352.7%	297.4%

6. Operational Information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (Change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (Change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (Change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (Change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (Change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (Change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (Change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (Change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)
Number of share trades via Netstock	613,945	572,121	553,366
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715